UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY, 2006

COMMISSION FILE NUMBER 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

2267 WEST 10TH AVENUE,

VANCOUVER, BRITISH COLUMBIA, CANADA V6K 2J1

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR

Form 40-F.	Form 20-F ☒ Form 40-F o

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1)  O

NOTE: REGULATION S-T RULE 101(B)(1) ONLY PERMITS THE SUBMISSION IN PAPER OF A FORM 6-K IF SUBMITTED SOLELY TO PROVIDE AN ATTACHED ANNUAL REPORT TO SECURITY HOLDERS.

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7)  O

NOTE: REGULATION S-T RULE 101(B)(7) ONLY PERMITS THE SUBMISSION IN PAPER OF A FORM 6-K IF SUBMITTED TO FURNISH A REPORT OR OTHER DOCUMENT THAT THE REGISTRANT FOREIGN PRIVATE ISSUER MUST FURNISH AND MAKE PUBLIC UNDER THE LAWS OF THE JURISDICTION IN WHICH THE REGISTRANT IS INCORPORATED, DOMICILED OR LEGALLY ORGANIZED (THE REGISTRANT'S "HOME COUNTRY"), OR UNDER THE RULES OF THE HOME COUNTRY EXCHANGE ON WHICH THE REGISTRANT'S SECURITIES ARE TRADED, AS LONG AS THE REPORT OR OTHER DOCUMENT IS NOT A PRESS RELEASE, IS NOT REQUIRED TO BE AND HAS NOT BEEN DISTRIBUTED TO THE REGISTRANT'S SECURITY HOLDERS, AND, IF DISCUSSING A MATERIAL EVENT, HAS ALREADY BEEN THE SUBJECT OF A FORM 6-K SUBMISSION OR OTHER COMMISSION FILING ON EDGAR.

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934. YES   [  ] NO  [X]

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B):

82 - [  ]

___________________________________________________

NOTICE OF SPECIAL GENERAL MEETING

___________________________________________________

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of Clearly Canadian Beverage Corporation (the “Company”) will be held at Suite 1780 – 400 Burrard Street, Vancouver, British Columbia, on Thursday, March 16, 2006 at 10:00 a.m. At the meeting, the shareholders will consider resolutions to:

1.           to approve by special resolution the alteration of the Company’s Notice of Articles to re-designate the common shares of the Company as Limited Voting Shares, and to create a class of Variable Multiple Voting Shares, as set forth in Schedule “A” and as described in the Information Circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital”

2.           to approve by special resolution an amendment to the Articles by adding special rights and restrictions attached to the Variable Multiple Voting Shares, in the form set forth in Schedule “B” to the information circular that accompanies this Notice; and

3.	transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Monday, March 13, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Tuesday, February 14, 2006 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 14th day of February, 2006.

ON BEHALF OF THE BOARD

“Brent Lokash”

BRENT LOKASH

PRESIDENT

clearly canadian beverage corporation

Special General Meeting

to be held on March 16, 2006

Notice of Special Meeting

and

Information Circular

February 14, 2006

___________________________________________________

NOTICE OF SPECIAL GENERAL MEETING

___________________________________________________

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of Clearly Canadian Beverage Corporation (the “Company”) will be held at Suite 1780 – 400 Burrard Street, Vancouver, British Columbia, on Thursday, March 16, 2006 at 10:00 a.m. At the meeting, the shareholders will consider resolutions to:

1.           to approve by special resolution the alteration of the Company’s Notice of Articles to re-designate the common shares of the Company as Limited Voting Shares, and to create a class of Variable Multiple Voting Shares, as set forth in Schedule “A” and as described in the Information Circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital”

2.           to approve by special resolution an amendment to the Articles by adding special rights and restrictions attached to the Variable Multiple Voting Shares, in the form set forth in Schedule “B” to the information circular that accompanies this Notice; and

3.	transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company by the close of business (Vancouver, British Columbia time) on Monday, March 13, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on Tuesday, February 14, 2006 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 14th day of February, 2006.

ON BEHALF OF THE BOARD

“Brent Lokash”

BRENT LOKASH

PRESIDENT

CLEARLY CANADIAN BEVERAGE CORPORATION

2267 West 10th Avenue

Vancouver, B.C.

V6K 2J1

INFORMATION CIRCULAR

(as at February 14, 2006 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Clearly Canadian Beverage Corporation (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the special general meeting of the shareholders of the Company to be held on Thursday, March 16, 2006 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director and officer of the Company. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by the close of business on Tuesday, March 14, 2006 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)          attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy as set out in this Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)          be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)          more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Additional Information for Non-Registered Shareholders

This Circular and accompanying materials (“Meeting Materials”) are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares – those who object to their name being made known to the Company (called OBOs or Objecting Beneficial Owners) and those who do not object to the Company knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Beginning on September 1, 2002, provided the Company complied with the applicable provisions of Canadian securities legislation, the Company could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent. However, the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004. If you are a non-registered Shareholder and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Meeting Materials to the clearing agencies and intermediaries for onward distribution to OBOs. As discussed above, intermediaries are required to forward the Meeting Materials to the OBOs unless in the case of certain proxy-related materials relating to routine business, the OBO has waived the right to receive such materials. As the matters related to herein are not considered routine business, OBOs will receive the Meeting Materials from the intermediaries. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the intermediary and request a form of legal proxy, which will grant the OBO the right to attend the Meeting and vote in person. OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company has 6,901,652 common shares and 2,000,000 Class “B” Preferred shares issued and outstanding. All common shares in the capital of the Company are of the same class and carry the right to one vote. The Class “B” Preferred Shares carry the rights to five votes for each Class “B” Preferred share held on any vote of the common shareholders.

Shareholders registered as at February 14, 2006 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding shares of each class of the Company:

Member	Number of common Shares	Percentage of Issued common share Capital	number of class “B” preferred shares	Percentage of Issued class “b” preferred share Capital
Cede & Co. (1)	1,031,354	14.94%	N/A	N/A
CDS & Co. (1)	4,051,804	58.71%	N/A	N/A
BG Capital Group, Ltd.	1,337,506	19.38%	2,000,000	100%
Douglas L. Mason(2)	858,861	12.44%	N/A	N/A

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

Directly and indirectly through Criterion Capital Corporation.

As at February 14, 2006, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 2,434,953 common shares, representing 35.28% of the total issued and outstanding common shares. This total includes common shares held by BG Capital Group, Ltd., a corporation that has one director in common with the Company.

In the aggregate, there are 16,901,652 voting rights attached to the issued and outstanding common and Class “B” Preferred shares of the Company. BG Capital Group, Ltd. holds common and Class “B” Preferred shares carrying the right to 11,337,506 votes, representing 67% of the total votes available to be cast on any vote of the common shareholders.

The votes attached to the common and Class “B” Preferred shares held by BG Capital Group, Ltd. will NOT be included in voting on the special resolution described in this Information Circular. The proposed creation of the Variable Multiple Voting Shares and issuance of such shares to BG Capital group, Ltd. is a “related party transaction” under the polices of the Canadian Securities Administrators and, accordingly, must receive minority approval from the shareholders of the Company. In determining minority approval, the Company must exclude the votes attached to securities that are beneficially owner or controlled by (i) the Company, (ii) an interested party, (iii) a related party of an interested party (with certain exceptions), and (iv) a joint actor with a person or company referred to in (ii) or (iii). See “Particular of Matters to be Acted Upon – Alteration of Authorized Capital”.

INCORPORATING INFORMATION BY REFERENCE

The annual and special meeting of the shareholders of the Company was held on April 29, 2005. In respect of the meeting, a Notice of the Annual and Special General Meeting and Management Information Circular dated April 4, 2005 was mailed to the shareholders (the “Clearly Information Circular”). Certain information contained in the Clearly Information Circular (in particular pages 13 – 24 and as otherwise described herein) is incorporated by reference into this Circular.

The Clearly Information Circular is filed on SEDAR at www.sedar.com. Copies of the Clearly Information Circular will be provided free of charge to Shareholders of the Company upon written request of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than interests of certain directors and officers of the Company described under the heading “Particulars of Matters to be Acted Upon”, no director or executive officer of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out below or otherwise disclosed in this Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company’s last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In December 2005, the Company completed a private placement with four investors, including BG Capital Group Ltd. (“BG Capital”), Brent Lokash, the president and a director of the Company, and Douglas L. Mason, a director of the Company, the terms of which are described below under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital – Background”).

PARTICULARS OF MATTERS TO BE ACTED UPON

ALTERATION OF AUTHORIZED CAPITAL

General

At the Meeting, the Shareholders will be asked to consider and approve by special resolution, with or without amendment, the creation of a new class of shares of unlimited number to be designated as Variable Multiple Voting Shares. In conjunction with the creation of the new class of shares, the common shares of the Company will be re-designated as Limited Voting Shares.

Schedule “A” of this Circular sets forth the text of the special resolution to be presented at the Meeting authorizing the re-designation of the existing common shares of the Company as Limited Voting Shares and creating a class of Variable Multiple Voting Shares. The Board unanimously recommends that Shareholders vote in favour of the special resolution.

The alteration of the capital of the Company must be approved by a majority of not less than 75% of the votes cast at the Meeting on the special resolution. Furthermore the votes of any and all interested parties, their respective related parties and joint actors, will be excluded from voting on the special resolution.

Background

The Company had a working capital deficit of US$1,435,000 at September 30, 2005 and a working capital deficit of US$4,370,000 at December 31, 2004.

In view of the Company’s history of losses, it has been difficult for the Company to obtain debt financing. The Company completed a corporate restructuring, as described in the Clearly Information Circular, during 2005. The following steps were carried out as part of the corporate restructuring:

1.	the Company consolidated its common share capital on a ten old for one new basis;
2.	the Company reduced the size of its board of directors to five directors, and appointed three nominees of BG Capital Group Ltd. (“BG Capital”) to the board of directors;
3.	BG Capital converted the BG Capital Initial Funding (as defined below) of US$1,000,000 to 1,000,000 Class “A” Preferred shares;
4.	BG Capital subscribed for 1,000,000 additional Class “A” Preferred Shares for an aggregate purchase price of US$1,000,000;
5.	in May, 2005 the Company completed three private placements for aggregate gross proceeds of US$3,710,953 by issuing 3,710,953 common shares at a price of US$1.00 per share;
6.	BG Capital exchanged its 2,000,000 Class “A” Preferred Shares for 2,000,000 Class “B” Preferred Shares;
6.	the Company implemented various cost cutting measures and repaid certain outstanding debt, some of which has been reinvested into common shares of the company; and
7.	the Company adopted a new stock option plan.

The Company initially borrowed US$1,000,000 from BG Capital (the “BG Capital Initial Funding”) pursuant to an agreement dated February 9, 2005.

The Company has continued to require ongoing capital funding and therefore completed a private placement with four investors, including BG Capital, in December 2005, for an aggregate purchase price of US$1,000,000. The Company issued an aggregate of 800,000 common shares, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants for an aggregate purchase price of US$1,000,000. Each Series A share purchase warrant entitles the holder to purchase one additional common share of the company until December 31, 2006 at a price of US$1.25 per share. If all of the Series A share purchase warrants held by an investor are exercised, then that holder’s Series B share purchase warrants will become fully vested. Each Series B share purchase warrant entitles the holder to purchase one additional common share for one year from the date it becomes fully vested at a price of US$1.50 per share. If all of the Series B share purchase warrants held by an investor are exercised in full, then that investor’s Series C share purchase warrants will become fully vested. Each Series C share purchase warrant entitles the holder to purchase one additional common share for one year from the date it becomes fully vested at a price of US$2.00 per share. Finally, if all of the Series C share purchase warrants held by an investor are exercised, then that investor’s Series D share purchase warrants will become fully vested. Each Series D share purchase warrant entitles the holder to purchase one additional common share for one year from the date it becomes fully vested at a price of US$4.50 per share.

In the negotiations leading up to the private placement, the Company asked BG Capital to convert its 2,000,000 Class “B” Preferred Shares into common shares. As a condition of doing so, the Company has agreed to proposed to its shareholders the creation and issuance to BG Capital of Variable Multiple Voting Shares.

Purpose

BG Capital is the only holder of the Company’s 2,000,000 Class “B” Preferred Shares. Such Class “B” Preferred Shares have the right to dividends of 10% per annum payable, in the first year, in advance in common shares of the company at a price of US$1.00 per share and thereafter in advance in monthly cash instalments, and the right to five votes for each Class “B” Preferred Share held on any vote of the common shareholders. The Class “B” Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would be equal to, upon conversion, 50% of the number of common shares of the Company on a fully diluted basis as of the date of conversion of the Class “B” Preferred Shares, excluding the common shares issuable pursuant to the conversion of the Class “B” Preferred Shares, and options which are out of the money as of the date of issuance of the Class “B” Preferred Shares. This would result, at the time of such a conversion, in a 100% increase in the number of issued and outstanding common shares of the Company.

The Company believes it is in its best interest to give BG Capital an incentive to convert all of its Class “B” Preferred Shares. Therefore, the Company has agreed to propose to its shareholders, the creation of a new class of preferred share that would carry variable multiple voting rights in exchange for BG Capital agreeing to convert its existing Class “B” Preferred shares into a maximum of 8,000,000 common shares. If approved, BG Capital will be issued such number of Variable Multiple Voting Shares as will equal 50% of the votes attached to the fully diluted voting capital of the Company after the conversion.

BG Capital has agreed to convert its existing Class “B” Preferred shares into a maximum of 8,000,000 common shares if the Shareholders approve the creation of Variable Multiple Voting Shares as described herein and the issuance of such shares to BG Capital.

Description of Variable Multiple Voting Shares

At the Meeting, the Shareholders will be asked to consider and approve by special resolution in the form set forth in Schedule “A”, with or without amendment, the creation of a new class of shares of unlimited number to be designated as Variable Multiple Voting Shares. The Special Rights and Restrictions attached to the proposed new class of Variable Multiple Voting share is set forth in Schedule “B”.

In conjunction with the creation of the new class of shares, the common shares of the Company will be re-designated as Limited Voting Shares.

The votes attached to the common and Class “B” Preferred shares held by BG Capital Group, Ltd. will NOT be included in voting on the special resolution. See “Voting Securities and Principal Holders of Voting Securities”.

The proposed Variable Multiple Voting Shares will rank equally with the common shares of the Company, to be re-designated Limited Voting Shares, with respect to dividends and rights on liquidation. With regard to voting, each Limited Voting Share shall entitle the holder thereof to have one vote for each share held. Each Variable Multiple Voting Share shall entitle the holder thereof to have ten votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x	10
CS

where	V	=	the number of votes attaching to each issued Variable Multiple Voting Share

	LVS	=	the number of issued Limited Voting Shares

	CS	=

the number of issued Common Shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation.

GENERAL MATTERS

It is not known whether an other matters will come before the meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by writing to the Secretary of the Company at the Company’s head office.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 14th day of February, 2006.

ON BEHALF OF THE BOARD

“Brent Lokash”

BRENT LOKASH

PRESIDENT

SCHEDULE “A”

“RESOLVED as a special resolution passed by a 75% majority of disinterested shareholders, that the Notice of Articles and Articles of the Company be and are amended as follows:

Notice of Articles

1.	To re-designate the existing class of Common Shares as Limited Voting Shares;

2.	To create a class of shares of unlimited number to be designated as Variable Multiple Voting Shares;

Articles

3.           To add Part 30 to the Articles of the Company to provide that the rights, privileges, restrictions and conditions attaching to the Variable Multiple Voting Shares, as a class, are as follows:

Variable Multiple Voting Shares

(a)	Dividends

The Variable Multiple Voting Shares and the Limited Voting Shares shall rank equally with each other as to dividends and all dividends declared in any fiscal year shall be declared and paid in equal or equivalent amounts per share on all the Variable Multiple Voting Shares and all the Limited Voting Shares at the time outstanding without preference or distinction.

(b)	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Company, the holders of the Variable Multiple Voting Shares and the Limited Voting Shares, pari passu with each other, shall be entitled to receive, as a class, the amounts maintained by the Company in the stated capital account for each such class respectively, together with all declared but unpaid dividends thereon. Each share of each class shall receive equal amounts per share at the time outstanding without preference or distinction. After payment in full to the holders of the Variable Multiple Voting Shares and the Limited Voting Shares of the amounts distributable to them as aforesaid, the remaining assets and property of the Company shall be distributed to the holders of the Variable Multiple Voting Shares and Limited Voting Shares in equal amounts per share without preference or priority of one share over another.

(c)	Voting

The holders of Variable Multiple Voting Shares and the holders of Limited Voting Shares are entitled to receive notice of any meetings of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Each Limited Voting Share shall entitle the holder thereof to have one vote for each share held. Each Variable Multiple Voting Share shall entitle the holder thereof to have ten votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

	V	=	LVS	X	10
CS

where	V	=	The number of votes attaching to each issued Variable Multiple Voting Share

	LVS	=	The number of issued Limited Voting Shares

	CS	=

The number of issued Common Shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation.

Necessary changes in the number of votes attaching to the Variable Multiple Voting Shares shall occur concurrently with changes in the number of the issued Limited Voting Shares.

Right of Conversion

The holder of Variable Multiple Voting Shares has the right, at their option, at any time, to convert such Variable Multiple Voting Shares into fully paid and non-assessable Limited Voting Shares on the basis of one Limited Voting Share for each Variable Multiple Voting Share converted.

Conversion Procedure

The conversion rights provided for in Section (d) may be exercised by notice in writing given to the Company at its registered office, accompanied by the certificate or certificates representing the Variable Multiple Voting Shares in respect of which the holder thereof desires to exercise such right of conversion. The notice shall be signed by such holder or its duly authorized attorney and shall specify that number of Variable Multiple Voting Shares, which the holder desires to have converted. If less than all the Variable Multiple Voting Shares represented by any certificate or certificate accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Variable Multiple Voting Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Variable Multiple Voting Shares, the Share certificates representing the Limited Voting Shares resulting therefrom shall be issued in the name of the registered holder of the Variable Multiple Voting Shares converted, or subject to payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as such registered holder may direct in writing. The right of a registered holder of Variable Multiple Voting Shares to convert the same into Limited Voting Shares shall be deemed to have been exercised, and the registered holder of Variable Multiple Voting Shares to be converted (or any person or persons in whose name or names such registered holder of Limited Voting Shares shall have directed certificates representing Limited Voting Shares to be issued) shall be deemed to have become a holder of Limited Voting Shares of record for all purposes on the date of surrender of the certificate representing Variable Multiple Voting Shares to be converted accompanied by notice in writing as referred to above, notwithstanding any delay in the delivery of the certificate representing the Limited Voting Shares into which such Variable Multiple Voting Shares have been converted.

Subdivision or Consolidation

Neither the Variable Multiple Voting Shares nor the Limited Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion.

Additional Issue

If the Company proposes to grant rights to holders of shares of any class, as a class, to acquire additional voting securities, participating securities, or securities convertible into either of the foregoing, then the holders of Variable Multiple Voting Shares and of Limited Voting Shares shall, for such purpose, be deemed to be holders of shares of the same class.”

schedule “B”

PART 30

SPECIAL RIGHTS AND RESTRICTIONS

OF

variable multiple voting SHARES

OF

CLEARLY CANADIAN BEVERAGE CORPORATION

The Variable Multiple Voting Shares of the Company shall have attached thereto and shall be subject to the following special rights and restrictions (“See Special Rights and restrictions”):

(a)	Dividends

The Variable Multiple Voting Shares and the Limited Voting Shares shall rank equally with each other as to dividends and all dividends declared in any fiscal year shall be declared and paid in equal or equivalent amounts per share on all the Variable Multiple Voting Shares and all the Limited Voting Shares at the time outstanding without preference or distinction.

(b)	Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Company, the holders of the Variable Multiple Voting Shares and the Limited Voting Shares, pari passu with each other, shall be entitled to receive, as a class, the amounts maintained by the Company in the stated capital account for each such class respectively, together with all declared but unpaid dividends thereon. Each share of each class shall receive equal amounts per share at the time outstanding without preference or distinction. After payment in full to the holders of the Variable Multiple Voting Shares and the Limited Voting Shares of the amounts distributable to them as aforesaid, the remaining assets and property of the Company shall be distributed to the holders of the Variable Multiple Voting Shares and Limited Voting Shares in equal amounts per share without preference or priority of one share over another.

(c)	Voting

The holders of Variable Multiple Voting Shares and the holders of Limited Voting Shares are entitled to receive notice of any meetings of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Each Limited Voting Share shall entitle the holder thereof to have one vote for each share held. Each Variable Multiple Voting Share shall entitle the holder thereof to have ten votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

	V	=	LVS	X	10
CS

where	V	=	The number of votes attaching to each issued Variable Multiple Voting Share

	LVS	=	The number of issued Limited Voting Shares

	CS	=

The number of issued Common Shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation.

Necessary changes in the number of votes attaching to the Variable Multiple Voting Shares shall occur concurrently with changes in the number of the issued Limited Voting Shares.

Right of Conversion

The holder of Variable Multiple Voting Shares has the right, at their option, at any time, to convert such Variable Multiple Voting Shares into fully paid and non-assessable Limited Voting Shares on the basis of one Limited Voting Share for each Variable Multiple Voting Share converted.

Conversion Procedure

The conversion rights provided for in Section (d) may be exercised by notice in writing given to the Company at its registered office, accompanied by the certificate or certificates representing the Variable Multiple Voting Shares in respect of which the holder thereof desires to exercise such right of conversion. The notice shall be signed by such holder or its duly authorized attorney and shall specify that number of Variable Multiple Voting Shares, which the holder desires to have converted. If less than all the Variable Multiple Voting Shares represented by any certificate or certificate accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the Variable Multiple Voting Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted. On any conversion of Variable Multiple Voting Shares, the Share certificates representing the Limited Voting Shares resulting therefrom shall be issued in the name of the registered holder of the Variable Multiple Voting Shares converted, or subject to payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as such registered holder may direct in writing. The right of a registered holder of Variable Multiple Voting Shares to convert the same into Limited Voting Shares shall be deemed to have been exercised, and the registered holder of Variable Multiple Voting Shares to be converted (or any person or persons in whose name or names such registered holder of Limited Voting Shares shall have directed certificates representing Limited Voting Shares to be issued) shall be deemed to have become a holder of Limited Voting Shares of record for all purposes on the date of surrender of the certificate representing Variable Multiple Voting Shares to be converted accompanied by notice in writing as referred to above, notwithstanding any delay in the delivery of the certificate representing the Limited Voting Shares into which such Variable Multiple Voting Shares have been converted.

Subdivision or Consolidation

Neither the Variable Multiple Voting Shares nor the Limited Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion.

Additional Issue

If the Company proposes to grant rights to holders of shares of any class, as a class, to acquire additional voting securities, participating securities, or securities convertible into either of the foregoing, then the holders of Variable Multiple Voting Shares and of Limited Voting Shares shall, for such purpose, be deemed to be holders of shares of the same class.

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF

CLEARLY CANADIAN BEVERAGE CORPORATION

TO BE HELD AT SUITE 1780, 400 BURRARD STREET,

Vancouver, British Columbia, on Thursday,

MARCH 16, 2006, AT 10:00 A.M.

The undersigned Shareholder of the Company hereby appoints Brent Lokash, the President of the Company, or failing this person,                                              , (please print the name), as proxyholder for and on behalf of the Shareholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

PLEASE PRINT HERE:

DATE:

THIS FORM MUST BE SIGNED AND DATED ABOVE. SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

For	Against	Withhold

1. To approve by special resolution the alteration of the Company’s Notice of Articles to re-designate the common shares of the Company as Limited Voting Shares, and to create a class of Variable Multiple Voting Shares, as set forth in Schedule “A” and as described in the Information Circular that accompanies this Proxy under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital”

N/A

2. To approve by special resolution an amendment to the Company’s Articles by adding special rights and restrictions attached to the Variable Multiple Voting Shares, in the form set forth in Schedule “B” to the information circular that accompanies this Proxy

N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the holder had specified an affirmative vote; OR

(b)           appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at www.stocktronics.com/webvote. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.

Request for Voting Instructions (“VIF”)

SPECIAL MEETING OF SHAREHOLDERS OF

CLEARLY CANADIAN BEVERAGE CORPORATION

TO BE HELD AT SUITE 1780, 400 BURRARD STREET,

Vancouver, British Columbia, on Thursday,

MARCH 16, 2006, AT 10:00 A.M.

To our Securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

For	Against	Withhold

To approve by special resolution the alteration of the Company’s Notice of Articles to re-designate the common shares of the Company as Limited Voting Shares, and to create a class of Variable Multiple Voting Shares, as set forth in Schedule “A” and as described in the Information Circular that accompanies this VIF under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital”

N/A

2. To approve by special resolution an amendment to the Company’s Articles by adding special rights and restrictions attached to the Variable Multiple Voting Shares, in the form set forth in Schedule “B” to the information circular that accompanies this VIF

N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL

TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact enter name of CSR here at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at www.stocktronics.com/webvote. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street, 10th Floor

Bvancouver, BC V6C 3b8

Phone: 604-689-9853

Fax: 604-689-8144

FEBRUARY 23, 2006

B.C. SECURITIES COMMISSION

EXECUTIVE DIRECTOR

701 W. GEORGIA ST., 9TH FLOOR

VANCOUVER, BC V7Y 1L2

DEAR SIRS/MESDAMES:

Re:	CLEARLY CANADIAN BEVERAGE CORPORATION (the "Company")
MAILING ON FEBRUARY 23, 2006

WE CONFIRM THAT ON FEBRUARY 20TH, 2006, THE FOLLOWING MATERIAL ISSUED BY THE COMPANY WAS FORWARDED BY PREPAID FIRST CLASS MAIL TO ALL OF THE REGISTERED SHAREHOLDER OF THE COMPANY. WE FURTHER CONFIRM THAT ON FEBRUARY 23RD, 2006, THE MATERIAL WAS FORWARDED TO EACH OF THE NON OBJECTING BENEFICIAL OWNERS OF THE COMPANY THAT APPEARED ON THE LIST(S) PROVIDE BY THE INTERMEDIARIES OR THEIR AGENT(S). HOWEVER, WE HAVE NOT MAILED TO SHAREHOLDERS IN CASES WHERE ON THREE CONSECUTIVE OCCASIONS, DOCUMENTS HAVE BEEN RETURNED UNDELIVERABLE BY THE POST OFFICE.

INFORMATION CIRCULAR

NOTICE OF MEETING

PROXY*

WE FURTHER CONFIRM THAT THE MATERIAL WAS SHIPPED ON THE ABOVE MENTIONED DATE TO INTERMEDIARIES OR THEIR AGENT(S) THAT RECEIVED THE COMPANY'S REQUEST FOR BENEFICIAL OWNERSHIP INFORMATION AND RESPONDED.

WE ARE PROVIDING THIS LETTER TO YOU AS AGENT FOR THE COMPANY IN COMPLIANCE WITH REGULATIONS UNDER APPLICABLE LEGISLATION.

YOURS TRULY,

PACIFIC CORPORATE TRUST COMPANY

"YASMIN JUMA"

YASMIN JUMA

CC: CLEARLY CANADIAN BEVERAGE CORPORATION

CC: ONTARIO SECURITIES COMMISSION

CC: US SECURITIES AND EXCHANGE COMMISSION

CC: MCCULLOUGH O'CONNOR IRWIN

CC: PRICEWATERHOUSECOOPERS

*PLEASE NOTE THAT FOR NON OBJECTING BENEFICIAL OWNERS, A VOTING INSTRUCTION FORM WAS SENT INSTEAD OF A PROXY.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: February 27, 2006